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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67587

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.J. O'Brien Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza, Suite 900
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason T. Manumaleuna 312-373-5149
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/02

OATH OR AFFIRMATION

I, Jason T. Manumaleuna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of R.J. O'Brien Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LUCILLE M. WIRTZ
Notary Public - State of Illinois
My Commission Expires Oct 05, 2014

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

R.J. O'BRIEN SECURITIES, LLC

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2011

R.J. O'BRIEN SECURITIES, LLC

Table of Contents

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

Independent Auditor's Report

The Managing Member
R.J. O'Brien Securities, LLC

We have audited the accompanying statement of financial condition of R.J. O'Brien Securities, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.J. O'Brien Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 25, 2012

R.J. O'BRIEN SECURITIES, LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	66,675
Firm investments		30,000
Prepaid expenses		10,895
Due from affiliates		722
Total Assets	$	108,292

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	10,000
Due to affiliate		10,465
Total liabilities		20,465
Member's equity		87,827
Total Liabilities and Member's Equity	$	108,292

The accompanying notes are an integral part of these financial statements.

R.J. O'BRIEN SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2011

Revenues:	
Selling commission	$ 722
Interest	66
Total revenue	788
Expenses:	
Operating expenses	28,530
Legal and professional fees	14,427
Total expenses	42,957
Net Loss	$ (42,169)

The accompanying notes are an integral part of these financial statements.

R.J. O'BRIEN SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

Balance at December 31, 2010	$	79,996
Capital contributions		50,000
Net loss		(42,169)
Balance at December 31, 2011	$	87,827

The accompanying notes are an integral part of these financial statements.

R.J. O'BRIEN SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities	
Net loss	$ (42,169)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in firm investments	30,000
Decrease in prepaid expense	3,987
Decrease in due from affiliates	2,744
Increase in due to affiliate	10,465
Increase in accounts payable and accrued expenses	957
Net cash provided (used) by operating activities	5,984
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Capital contributions	50,000
Net cash provided (used) by financing activities	50,000
Net increase in cash	55,984
Cash at beginning of period	10,691
Cash at end of period	$ 66,675

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

The accounting and reporting policies of R.J. O'Brien Securities, LLC conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements.

Organization

R.J. O'Brien Securities, LLC (the "Company"), a wholly-owned subsidiary of RJO Holdings Corp. (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's primary business is to serve as lead selling agent for a commodity pool administered by an affiliated entity, which engages in the trading of commodity futures and options contracts. As of December 31, 2011, the Company did not have any significant operations. In addition, the Company does not carry any margin accounts and does not hold funds or securities for customers. The Parent makes capital contributions as necessary to cover any regular operating or regulatory requirements.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The investment assets and liabilities of the Company are measured and reported at fair value.

Income Taxes

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws of which none were payable. Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. The Company is a single-member limited liability company, which is disregarded for federal income tax purposes.

The Company has reviewed the guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company has evaluated such implications for all open tax years, and has determined there is no impact to the Company's financial statements as of December 31, 2011. The Company's income tax returns generally remain subject to examination by the regulatory authorities for three to five years from the date the return is due including extensions.

Note 1 - Summary of Significant Accounting Policies, continued

Revenue Recognition

The Company earns selling commissions on the sale of units in the RJO Global Trust, a commodity pool administrated by an affiliated entity. Selling commissions are reflected in the period in which assets are raised for the affiliate.

The Company accrues interest on its investments in the period when earned.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Parties

At December 31, 2011, the Company had an amount due to R.J. O'Brien & Associates, LLC (an affiliate) of $10,465 which was primarily for certain shared expenses in accordance with an Expense Sharing Agreement dated July 12, 2007. The Expense Sharing Agreement provides for R.J. O'Brien & Associates, LLC to provide certain services to the Company and is in accordance with NASD Notice to Members 03-63, *Expense-Sharing Agreements*. (The Company records a monthly fee in an amount equal to the cost of the expenses incurred in connection with providing these services.) The Company incurred $10,033 for these services for the year ended December 31, 2011.

The Company earns selling commissions on the sale of units in the RJO Global Trust, a commodity pool administrated by an affiliated entity. The Company earned $722 of selling commissions for the year ended December 31, 2011. As of December 31, 2011, $722 was receivable from the affiliated entity for selling commissions.

The Company and its affiliates are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 - Regulatory Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the

Note 3 - Regulatory Requirements, continued

maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2011, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2011, the Company had net capital of $75,610, which was $70,610 in excess of its required net capital and its ratio of indebtedness to net capital was 0.27 to 1.

Note 4 - Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for customers. The Company has not executed any customer transactions during the year.

Note 5 - Fair Value Measurements

The Company has established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reported date. The three levels are defined as follows:

Level 1 – quoted prices in active markets are available for identical assets or liabilities as of the reported date.

Level 2 – quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

Level 3 – prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have active markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

An asset's or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Note 5 - Fair Value Measurements, continued

The Company's investments consist of a money market mutual fund and are valued under the market approach through the use of unadjusted quoted market prices available in an active market and are classified with Level 1 of the valuation hierarchy.

There were no transfers into or out of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the year ended December 31, 2011. The Company did not hold any financial liabilities measured at fair value at December 31, 2011.

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2011

Schedule I

R.J. O'BRIEN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

COMPUTATION OF NET CAPITAL

Total member equity qualified for net capital		$ 87,827
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		87,827
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense	$ 10,895	
Due from affiliates	722	(11,617)
Net capital before haircuts on securities positions		76,210
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		600
Net capital		$ 75,610

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 10,000
Due to affiliate	10,465
Total aggregate indebtedness	$ 20,465

Schedule I (continued)

R.J. O'BRIEN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,364
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 70,610
Excess net capital @ 1000%	$ 73,564
Ratio: Aggregate indebtedness to net capital	0.27 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

R.J. O'BRIEN SECURITIES, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

EXEMPTIVE PROVISIONS

The Company does not carry any customer accounts and is exempt from computing reserve requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission as well as including information relating to possession or control requirements under Rule 15c3-3. The Company operates primarily with the purpose of distributing an affiliated commodity pool shares and does not hold customer funds or safekeep customer securities.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2011

ACCOUNTANTS
CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

Independent Auditor's Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Managing Member
R.J. O'Brien Securities, LLC

In planning and performing our audit of the financial statements of R.J. O'Brien Securities, LLC (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF+ Co., L.L.P

CF & Co., L.L.P.

Dallas, Texas
February 25, 2012